MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

                                                     August 8, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	CRM Mutual Fund Trust
(File No. 333-123998; 811-21749)

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Deborah O’Neal of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding the preliminary proxy statement filed by CRM Mutual Fund Trust (the “Registrant”). Following are the Staff’s comments with respect to the preliminary proxy statement and the Registrant’s responses thereto:

1.	Comment:	The Staff requested that the Registrant explain why the Registrant does not include disclosure in the proxy statement regarding reliance on Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).

	Response:	Section 15(f) was enacted by Congress as a non-exclusive safe harbor to “make it clear that an investment adviser to a mutual fund may be sold at a profit under conditions designed to protect fund shareholders.” S. Rep. No. 94-75, at 140 reprinted in 1975 U.S.S.C.A.N. 179,317. However, the Registrant submits that, as Section 15(f) is a non-exclusive safe harbor, compliance with Section 15(f) is not the only way for an investment adviser to retain a benefit in connection with a transaction that results in the assignment of the adviser’s contract with a fund.

In the case of the transaction described in the Registrant’s proxy statement, the investment adviser has informed the Registrant that it intends to use reasonable efforts not to take any action that would impose an “unfair burden,” as defined in the 1940 Act, on the Registrant during the two-year period after the transaction. Further, two of the three members of the Registrant’s Board of Trustees are not “interested persons” of the investment adviser (“independent Trustees”), and thus independent Trustees control the Registrant’s Board. The Registrant understands that the Board is committed to maintaining at least 2/3 of its members as independent Trustees and that if another Trustee were to be added during the three year period following the transaction, the additional Trustee would be an independent Trustee.

2.	Comment:	The Staff requested that the Registrant confirm that the definitive proxy statement will include all of the information required by Item 22(c) of Schedule 14A.

	Response:	The Registrant confirms that the definitive proxy statement will include all of the information required by Item 22(c) of Schedule 14A.

3.	Comment:	The Staff suggested that the Registrant include a statement that contractual investment advisory fees are identical under the Current Investment Advisory Agreement and the New Investment Advisory Agreement adjacent to the table setting forth fees payable to the investment adviser.

	Response:	The Registrant confirms that it will include a statement that contractual investment advisory fees are identical under the Current Investment Advisory Agreement and the New Investment Advisory Agreement adjacent to the table setting forth fees payable to the investment adviser.

4.	Comment:	The Staff suggested that the Registrant include a separate proposal asking shareholders for approval to adjourn the meeting to solicit additional votes, if that action is contemplated. The Staff noted that it is the Staff’s position that adjournment of a meeting to solicit additional votes is not an appropriate use of discretionary authority under Rule 14a-4(c). The Staff also noted that the process disclosed in the proxy statement by which the persons named as proxies would vote for or against adjournment regarding a proposal based on proxy votes received for or against that proposal could be understood as an inappropriate “bundling” of proposals that should be separated out pursuant to Rule 14a-4.

	Response:	The Registrant respectfully submits that shareholders are not conferring discretionary authority to the persons named as proxies with respect to the adjournment of the meeting to solicit additional votes. Rather, as clearly disclosed in the proxy statement, the persons named as proxies would vote those proxies which they are entitled to vote in favor of a proposal in favor of the adjournment regarding that proposal, and would vote those proxies required to be voted against a proposal against an adjournment regarding that proposal. The Registrant believes that it is consistent for a shareholder who votes in favor of a proposal to also vote in favor of an adjournment with respect to that proposal to solicit additional votes, and that adding an additional proposal to that effect adds unnecessary expenses and complexity to the proxy solicitation.

The Registrant in any event believes that adjournment of a meeting to a future date is a matter incident to the conduct of a meeting and, even if the proxies were deemed to confer discretionary authority to vote for adjournments, that would be permitted under Rule 14a4(c).

The Registrant notes that in Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (“Adjournment Release”), the Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule 20a-4, the Commission stated that:

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Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the [1940 Act].

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Registrant represents that they will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release. The Registrant further notes that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Registrant therefore submits that the Adjournment Release does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited.

Finally, the Registrant believes that the process disclosed in the proxy statement by which the persons named as proxies would vote for or against adjournment regarding a proposal based on the proxy votes received for or against that proposal is a procedural matter incident to the conduct of a meeting and, therefore, does not constitute an inappropriate “bundling” of proposals.

Accordingly, the Registrant respectfully submits that a separate proposal asking shareholders for approval to adjourn the meeting to solicit additional votes is not required.

Please call the undersigned at (617) 951-8458 or Lea Anne Copenhefer at (617) 951-8515 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc: Steven A. Yadegari, Esq.

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